Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

Deborah S. Froling

Attorney

202.857.6075 DIRECT

202.857.6395 FAX

froling.deborah@arentfox.com

June 29, 2012

VIA EDGAR

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 3 to Registration Statement on Form S-1, filed June 13, 2012 SEC File No. 333-177051

Dear Ms. Parker:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) as discussed on the telephone today, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on June 13, 2012 (the “Registration Statement”). Attached hereto are changed pages reflecting disclosures to be added to the Registration Statement in response to your comments regarding the cover page, the organizational chart and the section entitled “Prior Activities.” Additional changes regarding the Registrant’s status as an emerging growth company pursuant to the JOBS Act will provided separately in an amendment to the Registration Statement.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Senior Managing Director, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC (w/o enclosures)

GENBUS/875961.1

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